Exhibit I

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Additional Partial Redemption of Series C Preferred Shares

HONG KONG, CHINA, May 27, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it will exercise its right to redeem 3,400,000 shares of its 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”) on June 13, 2016 (the “Redemption Date”). The Series C Preferred Shares will be redeemed at the cash redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends for the period from and including April 30, 2016 to, but excluding, the Redemption Date. The 3,400,000 Series C Preferred Shares to be redeemed are in addition to the previously announced redemption of 5,600,000 Series C Preferred Shares, which is scheduled to occur on June 7, 2016. Together, these redemptions represent approximately 68% of the currently 13,321,774 outstanding Series C Preferred Shares.

Dividends on the Series C Preferred Shares to be redeemed will cease to accrue on the Redemption Date. Upon redemption, the redeemed Series C Preferred Shares will no longer be outstanding, and all rights of the holders of such shares will terminate, except the right of the holders to receive the cash payable upon such redemption, without interest.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 14 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 89 vessels has an average age of approximately six years and average remaining lease period of approximately six years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s redemption of Series C Preferred Shares. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those risks and uncertainties discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

-end-

2